EXHIBIT 99.2

CONSENT OF QUALIFIED PERSON

I, Hugo Ribeiro de Andrade Filho, consent to the public filing of the technical report titled “NI 43-101 Technical Report on the Santa Luz Project, Bahia State, Brazil” dated November 30, 2020, with an effective date of June 30, 2020 (the "Technical Report") by Equinox Gold Corp. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release of the Company dated November 9, 2020, titled “Equinox Gold Commences Full Construction of Santa Luz Project” (the “News Release”).

I confirm that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 30 of November 2020

/s/ Hugo R. de Andrade Filho
Hugo R. de Andrade Filho / Mine Engineer – MAusIMM(CP)